Exhibit 99.1

Ardagh Group S.A. – Fourth Quarter and Full Year 2017 Results

Ardagh Group S.A. (NYSE: ARD) today announced its financial results for the fourth quarter and year ended December 31, 2017.

Highlights

	December 31, 2017	December 31, 2016	Change	Change PF CCY
	(€m except per share and ratio data)
Full Year
Revenue	7,644	6,345	20%	1%
Adjusted EBITDA [1]	1,340	1,158	16%	2%
Adjusted earnings per share (€) [1]	1.63	1.13	44%
Adjusted free cash flow [1]	465	519	(10%)
Fourth Quarter
Revenue	1,789	1,826	(2%)	1%
Adjusted EBITDA [1]	285	306	(7%)	(3%)
Adjusted earnings per share (€) [1]	0.31	0.32	(4%)

Net debt to LTM Adjusted EBITDA [2]	4.9x	5.4x
Dividend per share ($) [3]	0.14	—

Paul Coulson, Chairman and Chief Executive, said “In 2017, we delivered pro forma constant currency Adjusted EBITDA growth of 2%, helped by the successful beverage can integration and de-levered as a result of strong free cash generation. Fourth quarter results were in line with our expectations, with constant currency revenue up 1% and Adjusted EBITDA advancing in three of our four divisions. Profit improvement initiatives in Glass North America are under way and we remain focused on driving growth in Adjusted EBITDA and cash generation as we continue to de-lever”.

•	Full year Revenue and Adjusted EBITDA growth of 20% and 16% to €7,644 million and €1,340 million respectively, including a full year beverage can contribution;

•	Pro forma constant currency Revenue and Adjusted EBITDA growth of 1% and 2% respectively for the year;
•	Earnings per share €0.24 for 2017 (2016: loss per share €0.33);
•	Adjusted earnings per share growth of 44% to €1.63 for the full year;
•	Adjusted Free Cash Flow of €465 million, contributing to de-leveraging of 0.57x during 2017;
•	Over US$750 million of cash and IPO proceeds used to repay debt during 2017;
•	Enhanced capital structure, with available liquidity of €1.3 billion and no debt maturities before 2021;
•	Adoption of US dollar reporting from January 1, 2018;
•

2018 outlook: Full year Adjusted EBITDA of approximately US$1.6 billion, with Adjusted Free Cash Flow in the region of US$550 – US$575 million and Adjusted earnings per share of US$1.90 – US$2.10. First quarter Adjusted EBITDA of approximately US$345 million.

1  For a reconciliation to the most comparable GAAP measures, see page 11.

2  2016 reflects Adjusted EBITDA on a pro forma basis, including twelve months Adjusted EBITDA for the Beverage Can Business.

3  Dividend declared on February 8, 2018. Payable on March 13, 2018 to shareholders of record on February 27, 2018.

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Summary Financial Information

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
	(in € millions, except EPS, ratios and percentages)

Revenue	1,789	1,826	7,644	6,345
Profit/(loss) for the period	30	(6)	54	(67)
Adjusted profit for the period [4]	73	65	375	229
Adjusted EBITDA [4]	285	306	1,340	1,158
Adjusted EBITDA margin	15.9%	16.8%	17.5%	18.3%
Earnings/(loss) per share (€)	0.13	(0.03)	0.24	(0.33)
Adjusted earnings per share (€) [4]	0.31	0.32	1.63	1.13
Pro forma Adjusted EBITDA			1,340	1,333

Net debt [5]			6,525	7,254
Cash and available liquidity			1,333	1,022
Net debt to LTM Adjusted EBITDA [6]			4.9x	5.4x

Cash generated from operations	487	503	1,330	1,109
Operating cash flow [4]	373	438	959	950
Adjusted free cash flow [4]	217	287	465	519

4 For a reconciliation to the most comparable GAAP measures, see page 11.

5 Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents.

6 2016 reflects Adjusted EBITDA on a pro forma basis, including twelve months Adjusted EBITDA for the Beverage Can Business.

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Financial Performance Review

Bridge of 2016 to 2017 Reported Revenue and Adjusted EBITDA

Three months ended December 31, 2017

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m
Reported revenue 2016	658	436	339	393	1,826
Organic	27	28	(6)	(28)	21
FX translation	(1)	(29)	—	(28)	(58)
Reported revenue 2017	684	435	333	337	1,789

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m
Reported Adjusted EBITDA 2016	98	57	66	85	306
Organic	1	5	2	(18)	(10)
FX translation	(1)	(4)	—	(6)	(11)
Reported Adjusted EBITDA 2017	98	58	68	61	285

Reported Adjusted EBITDA 2017 margin	14.3%	13.3%	20.4%	18.1%	15.9%
Reported Adjusted EBITDA 2016 margin	14.9%	13.1%	19.5%	21.6%	16.8%

Year ended December 31, 2017

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m
Reported revenue 2016	2,235	1,059	1,392	1,659	6,345
Acquisition	680	621	—	—	1,301
Proforma revenue 2016	2,915	1,680	1,392	1,659	7,646
Organic	80	59	11	(35)	115
Reclassification	—	—	—	(15)	(15)
FX translation	(28)	(25)	(27)	(22)	(102)
Reported revenue 2017	2,967	1,714	1,376	1,587	7,644

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m
Reported Adjusted EBITDA 2016	366	139	296	357	1,158
Acquisition	104	71	—	—	175
Proforma Adjusted EBITDA 2016	470	210	296	357	1,333
Organic	26	29	11	(39)	27
FX translation	(5)	(4)	(6)	(5)	(20)
Reported Adjusted EBITDA 2017	491	235	301	313	1,340

Reported Adjusted EBITDA 2017 margin	16.5%	13.7%	21.9%	19.7%	17.5%
Pro forma Adjusted EBITDA 2016 margin	16.1%	12.5%	21.3%	21.5%	17.4%

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Full Year

Revenue increased by €1,299 million, or 20%, to €7,644 million in 2017, compared with €6,345 million in the year ended December 31, 2016. The inclusion of the Beverage Can Acquisition for a full year increased revenue by €1,301 million compared with the prior year. Revenue growth also reflected higher selling prices driven by the pass through of higher input costs, partly offset by adverse currency translation effects of €102 million, which were largely attributable to unfavorable movements in the US dollar and British pound. Adjusted EBITDA increased by €182 million, or 16%, to €1,340 million in the year ended December 31, 2017. Growth reflected a full year contribution from the Beverage Can Acquisition, as well as synergy realization and cost reductions, partly offset by higher input costs and unfavorable currency translation effects.

Fourth Quarter

Group

Revenue of €1,789 million for the quarter ended December 31, 2017 represented a decrease of 2% at actual exchange rates and, at constant currency, increased by 1% compared with the same period last year. The reduction in revenue was attributable to €58 million adverse currency translation effects, partly offset by 1% organic growth. Fourth quarter Adjusted EBITDA of €285 million decreased by 7% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA decreased by 3%, with growth in three of our four divisions, more than offset by a decline in Glass North America.

Metal Packaging Europe

Revenue increased by 4%, to €684 million in the three-month period ended December 31, 2017, compared with the same period last year. Growth reflected 4% organic growth, partly offset by €1 million negative currency translation effects. Adjusted EBITDA for the quarter of €98 million increased by 1% at constant currency compared with the same period last year, reflecting continued synergy realization.

Metal Packaging Americas

Revenue of €435 million in the fourth quarter of 2017, was in line with the same period last year. Organic revenue growth of 6%, as a result of the pass through of higher input costs and favorable volume/mix, was offset by negative currency translation effects of €29 million. Adjusted EBITDA increased by €1 million to €58 million, compared with the same period last year and by 9% on a constant currency basis. Growth in Adjusted EBITDA primarily reflected higher volumes and continued cost efficiencies, partly offset by currency translation effects of €4 million.

Glass Packaging Europe

Revenue declined by 2% to €333 million in the three-month period ended December 31, 2017, compared with the same period last year, mainly reflecting lower glass engineering revenues. Adjusted EBITDA for the quarter increased by 3% to €68 million, compared with the same period last year, as a result of cost savings.

Glass Packaging North America

Revenue decreased by 14% to €337 million in the fourth quarter, compared with the same period last year. On a constant currency basis, revenue was 8% lower, due mainly to lower volumes, in particular in the beer and wine end markets. Adjusted EBITDA decreased by 28% to €61 million in the fourth quarter, compared with the same period in 2016. Adjusted EBITDA at constant currency was 23% lower than the prior year as a result of lower volumes, increased freight costs and higher input costs compared with the same period last year.

We have now completed the review of our Glass North America division.  The main conclusions are as follows:

-	Closure of the Milford, Massachusetts, production facility, as announced in January;
-

We intend to pursue growth opportunities in stronger performing end markets, such as food, wine and spirits. In order to avail of these opportunities, we will convert production capacity from the mass beer sector to these alternative end markets;

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-	This will result in a reduction in overall production capacity, but an even greater reduction in our mass beer capacity;
-

Targeted investment in Glass North America’s network, including state of the art inspection equipment, to enhance our competitive position and enable differentiation through a focus on innovation, quality and service;

-	Revision of our freight and logistics infrastructure and arrangements, where rates remain at elevated levels, to optimize costs and ensure effective recovery.

These initiatives are expected to lead to a restoration of appropriate profitability in  Glass North America, through an increased focus on improved manufacturing performance, so as to bring it into line with our European Glass business.

Financing Activity

In December, the Group closed a committed five year $850 million Global Asset Based Loan Facility. The new facility, secured by trade receivables and inventories, reflects the Group’s increased scale following the Beverage Can Acquisition in 2016.

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Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its fourth quarter 2017 earnings webcast and conference call for investors at 3 p.m. BST (10 a.m. EST) on February 22, 2018. Please use the following webcast link to register for this call:

Webcast registration and access:

http://event.on24.com/wcc/r/1585909-1/32EC5CA902EB04FF3D278C6A4EA4C4D7

Conference call dial in:

United States callers: 1866 928 7517
International callers: +44 20 3139 4830

Participant pin code: 40582638#

Slides and annual report

Supplemental slides to accompany this release are available on our website at http://www.ardaghgroup.com/investors

The Group’s 2017 annual report on Form 20-F is expected to be filed in March 2018.

The 2017 annual report on Form 20-F for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2023, will also be filed in March 2018 and will be available at http://www.ardholdings-sa.com/

About Ardagh Group

Ardagh is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately €7.6 billion.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain consolidated financial measures such as Adjusted EBITDA, working capital, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Condensed Consolidated Financial Statements

Consolidated Income Statement

	Year ended December 31, 2017			Year ended December 31, 2016
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	€m	€m	€m	€m	€m	€m

Revenue	7,644	—	7,644	6,345	—	6,345
Cost of sales	(6,321)	(85)	(6,406)	(5,221)	(15)	(5,236)
Gross profit/(loss)	1,323	(85)	1,238	1,124	(15)	1,109
Sales, general and administration expenses	(359)	(43)	(402)	(300)	(116)	(416)
Intangible amortization	(235)	—	(235)	(173)	—	(173)
Operating profit/(loss)	729	(128)	601	651	(131)	520
Finance expense	(459)	(123)	(582)	(450)	(165)	(615)
Finance income	—	—	—	—	78	78
Profit/(loss) before tax	270	(251)	19	201	(218)	(17)
Income tax (charge)/credit	(87)	122	35	(93)	43	(50)
Profit/(loss) for the year	183	(129)	54	108	(175)	(67)

Profit/(loss) attributable to:
Owners of the parent			54			(67)
Non‑controlling interests			—			—
Profit/(loss) for the year			54			(67)
Profit/(loss) per share:
Basic profit/(loss) for the year attributable to equity holders			€0.24			(€0.33)

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Consolidated Statement of Financial Position

	At December 31,
	2017	2016
	€m	€m
Non-current assets
Intangible assets	3,422	3,904
Property, plant and equipment	2,808	2,911
Derivative financial instruments	6	124
Deferred tax assets	184	259
Other non-current assets	21	20
	6,441	7,218
Current assets
Inventories	1,128	1,125
Trade and other receivables	1,062	1,164
Derivative financial instruments	13	11
Cash and cash equivalents	654	772
	2,857	3,072
TOTAL ASSETS	9,298	10,290
Equity attributable to owners of the parent
Issued capital	22	—
Share premium	1,090	136
Capital contribution	431	431
Other reserves	(321)	(324)
Retained earnings	(2,370)	(2,313)
	(1,148)	(2,070)
Non-controlling interests	1	2
TOTAL EQUITY	(1,147)	(2,068)
Non-current liabilities
Borrowings	6,926	8,142
Employee benefit obligations	831	905
Derivative financial instruments	251	—
Deferred tax liabilities	486	694
Related party borrowings	—	673
Provisions	37	57
	8,531	10,471
Current liabilities
Borrowings	2	8
Interest payable	59	81
Derivative financial instruments	2	8
Trade and other payables	1,658	1,539
Income tax payable	135	182
Provisions	58	69
	1,914	1,887
TOTAL LIABILITIES	10,445	12,358
TOTAL EQUITY and LIABILITIES	9,298	10,290

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Consolidated Statement of Cash Flows

	Year ended December 31,
	2017	2016
	€m	€m
Cash flows from operating activities
Cash generated from operations	1,330	1,109
Interest paid — excluding cumulative PIK interest paid	(406)	(372)
Cumulative PIK interest paid	—	(184)
Income tax paid	(90)	(84)
Net cash from operating activities	834	469
Cash flows from investing activities
Purchase of business, net of cash acquired	—	(2,685)
Purchase of property, plant and equipment	(422)	(310)
Purchase of intangible assets	(19)	(12)
Proceeds from disposal of property, plant and equipment	5	4
Net cash used in investing activities	(436)	(3,003)
Cash flows from financing activities
Proceeds from borrowings	3,497	3,950
Repayment of borrowings	(4,061)	(2,322)
Proceeds from borrowings with related party	—	673
Proceeds from share issuance	306	6
Contribution from parent	—	431
Repayment of borrowings issued to related party	—	404
Dividends paid	(148)	(270)
Early redemption premium paid	(85)	(108)
Deferred debt issue costs paid	(35)	(60)
Proceeds from the termination of derivative financial instruments	42	—
Net cash (outflow)/inflow from financing activities	(484)	2,704
Net (decrease)/increase in cash and cash equivalents	(86)	170
Cash and cash equivalents at the beginning of the year	772	553
Exchange (losses)/gains on cash and cash equivalents	(32)	49
Cash and cash equivalents at the end of the year	654	772

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Financial assets and liabilities

At December 31, 2017, the Group’s net debt and available liquidity is as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	€m	€m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	834	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	596	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	451	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,414	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,376	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	367	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	—	—	678
Finance Lease Obligations	GBP/EUR			Amortizing	7	7	—
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	3	1
Total borrowings / undrawn facilities						6,988	679
Deferred debt issue costs and bond premium						(60)	—
Net borrowings / undrawn facilities						6,928	679
Cash and cash equivalents						(654)	654
Derivative financial instruments used to hedge foreign currency and interest rate risk						251	—
Net debt / available liquidity						6,525	1,333

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Reconciliation of profit/(loss) for the period to Adjusted profit

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
	€m	€m	€m	€m
Profit/(loss) for the period	30	(6)	54	(67)
Total exceptional items [7]	86	33	251	218
Tax credit associated with exceptional items [8]	(89)	(17)	(122)	(43)
Intangible amortization	57	77	235	173
Tax credit associated with intangible amortization	(16)	(22)	(67)	(52)
Loss on derivative financial instruments	5	—	24	—
Adjusted profit for the period	73	65	375	229

Weighted average ordinary shares	236.3	202.0	229.6	202.0

Earnings/(loss) per share (€)	0.13	(0.03)	0.24	(0.33)

Adjusted earnings per share (€)	0.31	0.32	1.63	1.13

Reconciliation of profit/(loss) for the period to Adjusted EBITDA, cash generated from operations, operating cash flow and Adjusted free cash flow

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
	€m	€m	€m	€m
Profit/(loss) for the period	30	(6)	54	(67)
Income tax (credit)/charge	(95)	(6)	(35)	50
Net finance expense	111	121	582	537
Depreciation and amortization	153	172	611	507
Exceptional operating items	86	25	128	131
Adjusted EBITDA	285	306	1,340	1,158
Movement in working capital	225	251	64	120
Acquisition-related, IPO, start-up and other exceptional costs paid	(20)	(53)	(65)	(159)
Exceptional restructuring paid	(3)	(1)	(9)	(10)
Cash generated from operations	487	503	1,330	1,109
Acquisition-related, IPO, start-up and other exceptional costs paid	20	53	65	159
Capital expenditure	(134)	(118)	(436)	(318)
Operating cash flow	373	438	959	950
Interest [9]	(124)	(112)	(404)	(347)
Income tax	(32)	(39)	(90)	(84)
Adjusted free cash flow	217	287	465	519

7 Total exceptional items for the three months ended December 31, 2017 include €46 million asset impairment charges in Glass Packaging North America and Metal Packaging Europe, €20 million capacity realignment and restructuring costs in Metal Packaging Europe and €15 million costs directly attributable to the acquisition and integration of the Beverage Can Business and IPO and other transaction related costs.  Total exceptional items for the year ended December 31, 2017 include €123 million debt refinancing and settlement costs, €46 million asset impairment charges as noted above, €43 million costs directly attributable to the acquisition and integration of the Beverage Can Business and IPO and other transaction related costs and €32 million capacity realignment and restructuring costs in Metal Packaging Europe.

8 The three months and year ended December 31, 2017 includes a €68 million one-time non-cash benefit on re-measurement of the Groups’s deferred tax positions, following the enactment of the Tax Cuts and Jobs Act of 2017 signed into US law on December 22, 2017.

9 Interest paid in the year ended December 31, 2017, excludes €2 million of interest paid in lieu of notice, relating to the 6.750% Senior Notes due 2021. Interest paid in the year ended December 31, 2016, excludes: (i) €15 million in respect of notes held in escrow for the period between their issuance and the completion of the acquisition of the Beverage Can Business, (ii) €10 million of interest, paid in lieu of notice, relating to the 9.250% and 9.125% Senior Notes due 2020 repaid in full in May 2016 and (iii) cumulative PIK interest paid of €184 million.

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www.ardaghgroup.com

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